The Merger Fund® has outperformed the S&P 500 and has delivered positive rates of return over 1 year, 3 years, 5 years, 10 years and since inception on January 31, 1989.

No other equity mutual fund can say that.

Source:  Morningstar.  Based on rate-of-return data through March 31, 2009 for 629 equity funds.  The Merger Fund® (MERFX) showed annualized returns of 4.15%, 3.23%, 3.12%, 5.38% and 7.53%, respectively, over 1 year, 3 years, 5 years, 10 years and since inception, while the S&P 500, with dividends reinvested, showed returns of -38.09%, -13.06%, -4.76%, -3.00% and 7.35% for the same periods.  The information contained herein: (1) is proprietary to Morningstar and/or its content providers;  (2) may not be copied or distributed without Morningstar’s written permission; and (3) is not warranted to be accurate, complete or timely.  Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information.  ©2009 Morningstar, Inc.  All rights reserved.

Investing in proposed mergers, takeovers and other corporate reorganizations involves special risks, including the risk that certain of the reorganizations in which The Merger Fund ® invests may be renegotiated or terminated, in which case losses may result.  Before investing in The Merger Fund®, consider its investment objectives, risks, charges and expenses.  For a prospectus containing this and other information, including current performance data that may be lower or higher than the data included herein, contact your investment professional or view it online at mergerfund.com.  Please read it carefully. The performance data included herein represents past performance and does not guarantee future results.  The Merger Fund®’s share price and return will vary, and investors may have a gain or loss when they redeem their shares.